HERE ENTERPRISES, INC.
2908 – 30 Harrison Garden Blvd.
Toronto, Ontario M2N 7A9
Canada
Tel: (416) 704-0105

December 21, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
USA

Attention:	Effie Simpson
Division of Corporation Finance

Dear Ms. Simpson:

Re:	Here Enterprises, Inc. (the “Company”)
Form 10-K for the year ended May 31, 2009
Filed August 31, 2009
File No. 0-52951

     We write in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 16, 2009 (the “Comment Letter”) with respect to the Forms 10-K and 10-Q. The following responses are numbered in a manner that corresponds with the comments as set out in the Comment Letter. We are also sending a blacklined copy of the Form 10-Q which shows the changes to the originally filed Form 10-Q.

Item 9A(T), Controls and Procedures

1. We note from your response to our prior comment number 2 that you will revise your disclosures in your Form 10-K to indicate that your disclosure controls were ineffective as of the end of the period covered by the Form 10-K. However, we note from your disclosures in Item 4T of your Form 10-Q for the quarter ended August 31, 2009 that as of the end of the period covered by the quarterly report on Form 10-Q, that the Company’s disclosure controls and procedures were effective. We further note that there were no changes in the Company’s internal control over financial reporting that occurred during the period covered by the quarterly report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Given that there were no changes in the Company’s internal controls over financial reporting during the quarter ended August 31, 2009 that materially affected the Company’s internal control over financial reporting, please explain why the Company’s internal controls over financial reporting are considered effective as of August 31, 2009 when they were not effective at May 31, 2009. Please advise or revise as appropriate.

We revised the disclosure in Item 4T Controls and Procedures to indicate that the disclosure controls and procedures were ineffective as of the end of the period covered by the Form 10-Q.

2. We note your response to previous comment number 3. Please confirm that you will continue to update future disclosures based on new information pertaining to the Magnolia transaction.

We confirm that we will continue to update future disclosures based on new information pertaining to the Magnolia transaction.

The Company acknowledges that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to any further comments you may have with respect to our responses.

Yours truly,

HERE ENTERPRISES, INC.

/s/ Simon Au
Simon Au
President